UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 1-8661

A. Full title of the plan:

CAPITAL ACCUMULATION PLAN OF THE CHUBB

CORPORATION

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Chubb Corporation (the “Corporation”)

15 Mountain View Road

Warren, New Jersey 07059

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Capital Accumulation Plan of The Chubb Corporation Year Ended December 31, 2013 With Report of Independent Registered Public Accounting Firm

Capital Accumulation Plan of The Chubb Corporation

Financial Statements and Supplemental Schedule

Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Capital Accumulation Plan of The Chubb Corporation

We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan of The Chubb Corporation (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 27, 2014

Capital Accumulation Plan of The Chubb Corporation

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments, at fair value:
Stable value funds	$337,665,268	$353,628,052
The Chubb Corporation common stock	537,012,432	440,792,600
Mutual funds	1,431,525,784	1,103,876,341
Money market funds	56,685,182	66,454,737

	2,362,888,666	1,964,751,730

Receivables:
Employer contributions	1,585,803	382,796
Notes receivable from participants	26,168,177	25,500,004
Accrued interest and dividends	2,456,502	2,400,226
Due from broker	1,148,916	163,761

	31,359,398	28,446,787

Assets available for benefits reflecting investments at fair value	2,394,248,064	1,993,198,517
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(6,510,076)	(12,516,780)

Total assets	2,387,737,988	1,980,681,737
Liabilities
Accrued investment fees	77,890	70,201

Net assets available for benefits	$2,387,660,098	$1,980,611,536

The accompanying notes are an integral part of these financial statements.

Capital Accumulation Plan of The Chubb Corporation

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions
Investment income:
Realized gain on sale of mutual funds	$17,516,786
Unrealized gain on mutual funds	212,988,396
Realized gain on sale of The Chubb Corporation common stock	12,136,842
Unrealized gain on The Chubb Corporation common stock	110,139,363
Interest and dividends	84,277,027
Other income	5,079

Total investment income	437,063,493

Interest income on notes receivable from participants	1,082,679
Contributions:
Participant:
Pre-tax	56,589,218
After-tax	1,817,961
Employer	26,722,265
Rollovers	3,935,451

Total contributions	89,064,895

Total additions	527,211,067

Deductions
Deductions from net assets attributable to:
Benefit payments	120,065,321
Defaulted participant notes receivable, net	8,012
Administrative expenses	89,172

Total deductions	120,162,505

Net increase	407,048,562
Net assets available for benefits
Beginning of year	1,980,611,536

End of year	$2,387,660,098

The accompanying notes are an integral part of these financial statements.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements

December 31, 2013

1. Plan Description

The following is a brief description of the Capital Accumulation Plan of The Chubb Corporation (the “Plan”). Participants should refer to the Plan document, which is maintained by the Employee Benefits Committee (the “Plan Administrator”), for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

Eligibility

An employee becomes eligible to participate in the Plan, and to receive employer matching contributions, on the first day of the month following completion of one full calendar month of service.

Contributions

Participants may elect to contribute pre-tax and after-tax contributions, up to the maximum amount permitted by the Internal Revenue Code, but not greater than 50% of their compensation, as defined by the Plan. Effective July 1, 2008, the Company amended the Plan to provide automatic enrollment for eligible employees with initial pre-tax contributions by the employees of 4% of their compensation with an increase of 1% annually thereafter, to a maximum of 10%. Participants may also make rollover contributions from other qualified plans. The Company matches 100% of participant pre-tax contributions up to 4% of their annual compensation as defined in the Plan. Participants age 50 and older who contribute at least 4% of pre-tax pay qualify to make unmatched additional “catch-up” contributions according to the schedules and maximum amounts permitted by the Internal Revenue Code for each year.

Vesting

Participants are immediately and fully vested in their contributions plus actual earnings thereon. Participants in the Plan beginning January 1, 2012 become 100% vested in the Company’s matching contributions plus actual earnings thereon after three years of service. Participants prior to January 1, 2012 vest 20% annually in the Company’s matching contributions plus actual earnings thereon during the first two years of service and 100% after three years.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

1. Plan Description (continued)

Forfeitures

Employees who terminate employment prior to becoming 100% vested may forfeit the nonvested portion of their account balance, plus actual earnings thereon. Forfeitures, plus earnings thereon, can be used by the Company to reduce future employer contributions and to pay administrative expenses. Participants that resume employment prior to incurring five consecutive one-year breaks in service are entitled to have previously forfeited amounts restored to their account. If forfeitures for any Plan year are not sufficient to restore forfeited amounts, the Company is required to contribute the remaining balance. Forfeitures from employees for the year ended December 31, 2013 were $623,627, with a balance of approximately $100,997 available to reduce future employer contributions or to pay administrative expenses.

Participant Accounts

Contributions are invested by Fidelity Management Trust Company (the “Trustee”) according to the investment options elected by the participants and are held by the Trustee in a trust. For participants automatically enrolled, the investment option selected is the Vanguard Target Date Retirement mutual fund with a target date closest to the participant’s 65th birthday.

Loans

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of a) $50,000, b) 50% of their vested account balance, or c) 50% of the participant’s annualized rate of compensation, as defined, at the time the loan is requested. Each participant can have up to two loans outstanding at any time as long as the two loans, collectively, do not exceed the maximum limits. The principal portion of the loan is repayable by check or through payroll deductions and bears interest at the prime rate, plus 1%, as determined on the last day of the month preceding the loan. As of December 31, 2013, the interest rates on outstanding loans ranged from 4% to 9%.

Loans that are in default are accounted for as a reduction of net assets available for benefits in the year the default occurs.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

1. Plan Description (continued)

Payment of Benefits

Upon attaining the normal retirement age (65) or in certain circumstances, the attainment of age 59 1⁄2, a participant is entitled to his or her vested benefits in the form of a lump sum payment, an annuity or installment payments, as prescribed by the Plan. In addition, participants may withdraw funds from the Plan upon termination of employment or, subject to the approval of the Plan Administrator, participants may request a withdrawal of a portion of their balance in the case of financial hardship, as defined. If a participant dies before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) a lump sum, (b) installments as elected by the participant prior to death, or (c) installment payments as elected by the participant’s beneficiary.

Upon request, any lump sum distribution to a participant or his or her beneficiary from The Chubb Corporation common stock may be made in shares in lieu of cash payments.

Administration Expenses

Unless paid by the Company, the Trustee pays the expenses of the Plan using plan assets. For 2013 and 2012, the following expenses have been paid by the Plan: (a) brokerage costs, (b) other expenses in connection with the purchase and sale of assets by the manager of funds, (c) fees paid for asset management, and (d) certain overhead expenses directly attributable to the administration of the Plan. Qualified Domestic Relations Order (QDRO) fees are paid for by the individual participant from the participant’s account, as these fees are not paid by the Plan sponsor or the Trustee.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and financial reporting policies of the Plan are in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurement

The Plan’s investments are valued at fair value as of December 31, 2013 and 2012 (see Note 4) with the exception of fully benefit-responsive investment contracts, which are carried at contract value, and participant loans, which are carried at their unpaid principal balance plus any accrued but unpaid interest.

The Stable Value Portfolio (Fully Benefit-Responsive Investment Contracts)

The Plan includes investments in stable value funds that are fully benefit-responsive. The statements of net assets available for benefits presents the fair value of the fully benefit-responsive investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of net assets available for benefits are prepared on a contract value basis.

Fidelity Management Trust Co. acts as the manager of the Stable Value Portfolio (“SVP”).

It is the policy of the manager of the SVP to use its best efforts to maintain a stable net asset value of $1.00 per unit; however, there is no guarantee that the manager will be able to maintain this value.

The SVP is invested in short to intermediate term fixed income securities and cash equivalents represented by shares in a money market fund. In addition, the SVP includes “wrap” contracts issued by third parties and may include derivative instruments such as futures contracts and swap agreements.

A wrap contract is an agreement by a third party, such as a bank or insurance company, to make payments to a portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a stable net asset value of $1.00 per unit and to protect the portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the fair value of the underlying assets once the fair value has been totally exhausted. This could happen if a portfolio experiences significant redemptions (redemption of most of a portfolio’s units) during a time when the fair value of a portfolio’s underlying assets is below contract value, and fair value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the portfolio an amount sufficient to cover unitholder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that a portfolio pays a fee to protect against a relatively unlikely event (the redemption of most of the shares of a portfolio). Fees the SVP pays for wrap contracts are offset against interest income.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

A wrap issuer may terminate a wrap contract at any time. In the event that the fair value of the SVP’s covered assets is below its contract value at the time of such termination, the manager of the SVP may elect to keep the wrap contract in place until such time as the fair value of the SVP’s covered assets is equal to its contract value, normally over the duration of the SVP’s covered assets measured at notification date.

The manager expects that a substantial percentage of the SVP’s assets to be underlying the wrap contracts, although this may change over time. Assets not underlying the wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

To reduce exposure of the SVP to wrap credit risk, wrap contracts are diversified across multiple wrap counterparties, each agreeing to wrap a certain percentage of the covered underlying assets. The SVP’s ability to receive amounts due pursuant to these contracts is dependent upon the counterparties’ ability to meet their financial obligations (see Note 3).

The wrap contracts limit the ability of the SVP to transact at contract value upon the occurrence of certain events. Such events include the following: (i) amendments to the Plan including changes in the investment options, transfer procedures or withdrawal rights not consented to by the wrap issuer, (ii) termination of the Plan, (iii) changes to Plan’s prohibition of direct transfers from the SVP to a competing investment option, (iv) other Plan Sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the SVP or, (v) the failure of the plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The crediting rate, and hence the SVP’s return, may be affected by many factors, including purchases and redemptions by unitholders. The impact depends on whether the fair value of the underlying assets is higher or lower than the contract value of those assets. If the fair value of the underlying assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the underlying assets. If the fair value of underlying assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the underlying assets.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Income

Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on revalued cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments to participants are recorded when paid.

3. Investments

The following open-end wrap contracts were held by the SVP at December 31, 2013:

Wrap Contract Provider	Rating	Underlying Assets at Fair Value	Underlying Assets at Contract Value
American General Life Insurance Co.	A+	$54,126,742	$53,102,611
JPMorgan Chase Bank, NA	A+	77,127,052	75,667,732
Monumental Life Insurance Co.	AA-	87,432,589	85,716,583
State Street Bank & Trust Co.	AA-	84,208,828	82,556,093
The Prudential Insurance Co. of America	AA-	34,770,057	34,112,173

Total wrap contracts		$337,665,268	$331,155,192

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

3. Investments (continued)

The following open-end wrap contracts were held by the SVP at December 31, 2012:

Wrap Contract Provider	Rating	Underlying Assets at Fair Value	Underlying Assets at Contract Value
American General Life Insurance Co.	A+	$56,641,513	$54,699,118
JPMorgan Chase Bank, NA	A+	80,922,350	77,942,661
Monumental Life Insurance Co.	AA-	91,494,566	88,293,628
State Street Bank & Trust Co.	AA-	88,184,117	85,038,119
The Prudential Insurance Co. of America	AA-	36,385,506	35,137,746

Total wrap contracts		$353,628,052	$341,111,272

The following presents the individual investments that represent 5% or more of the Plan’s net assets:

	2013	2012
Stable value funds, at fair value	$337,665,268	$353,628,052
Mutual funds, at fair value:
Dodge & Cox Balanced	159,186,179	122,926,405
Spartan 500 Ind. Advan.	177,755,612	135,561,424
Fidelity Contrafund K	239,478,675	186,036,950
Common Stock, at fair value:
The Chubb Corporation	537,012,432	440,792,600

At December 31, 2013 and 2012, all wrap contracts held are fully benefit responsive. The 12 month average yield and the annualized crediting rate are reflected below:

	2013	2012
Average Yield	1.67%	2.03%
Crediting Rate	1.57	1.81

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

4. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 – Inputs to the valuation methodology include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in inactive markets; (c) inputs other than quoted prices that are observable for the asset or liability; and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Certain inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012:

•	Stable Value Funds: Valued at the fair values of the underlying fixed income securities and terms of the underlying investment contracts as further discussed in Note 2. Fair values for the underlying fixed income securities are determined by utilizing prices obtained from a third party, nationally recognized pricing service or, in the case of securities for which prices are not provided by a pricing service, from third party brokers.

•	The Chubb Corporation Common Stock: Valued at the closing price reported on the New York Stock Exchange (the active market on which the security is traded).

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•	Mutual and Money Market Funds: Valued based on quoted market prices, or if unavailable, directly from the fund company, representing the fair value of assets, minus liabilities.

Assets at fair value as of December 31, 2013 are as follows:

	Level 1	Level 2	Level 3	Total
Stable value funds	$—	$337,665,268	$—	$337,665,268
The Chubb Corporation common stock	537,012,432	—	—	537,012,432
Mutual funds
Large-cap equity	271,783,105	—	—	271,783,105
Mid-cap equity	148,269,007	—	—	148,269,007
Small-cap equity	71,269,516	—	—	71,269,516
Multi-cap equity	360,038,460	—	—	360,038,460
International equity	142,851,279	—	—	142,851,279
Balanced funds	159,186,179	—	—	159,186,179
Target retirement date funds	158,352,905	—	—	158,352,905
Fixed income	119,775,333	—	—	119,775,333
Money market funds	56,685,182	—	—	56,685,182

Total assets at fair value	$2,025,223,398	$337,665,268	$—	$2,362,888,666

Assets at fair value as of December 31, 2012 are as follows:

	Level 1	Level 2	Level 3	Total
Stable value funds	$—	$353,628,052	$—	$353,628,052
The Chubb Corporation common stock	440,792,600	—	—	440,792,600
Mutual funds
Large-cap equity	204,994,621	—	—	204,994,621
Mid-cap equity	105,760,696	—	—	105,760,696
Small-cap equity	56,626,087	—	—	56,626,087
Multi-cap equity	272,883,884	—	—	272,883,884
International equity	120,917,741	—	—	120,917,741
Balanced funds	122,926,405	—	—	122,926,405
Target retirement date funds	93,558,506	—	—	93,558,506
Fixed income	126,208,401	—	—	126,208,401
Money market funds	66,454,737	—	—	66,454,737

Total assets at fair value	$1,611,123,678	$353,628,052	$—	$1,964,751,730

There were no transfers in or out of Level 1 or 2 during the years ended December 31, 2013 and 2012.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

5. Related Party Transactions

Certain Plan investments are shares of funds managed by Fidelity Management Trust Company (“FMTC”). FMTC is the trustee as defined by the Plan and, therefore, FMTC qualifies as a party-in-interest. Fees paid to FMTC by the Plan for management and administrative services amounted to $89,172 for the year ended December 31, 2013.

6. Plan Termination

While the Company has not expressed any intent to terminate the Plan, the Company reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 19, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated effective January 1, 2012. The Plan has applied for a determination letter as of January 30, 2013 from the IRS stating that the Plan is qualified under Section 401(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan has been operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably assured that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to concentration of credit risk is limited by the diversification of investments. Additionally, the investments within each fund election are further diversified into various financial instruments, with the exception of The Chubb Corporation common stock. The Plan’s exposure to credit risk on fully benefit-responsive investment contracts is limited to the fair value of the contracts with each counterparty.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation between the statement of net assets available for benefits per the accompanying financial statements and the Form 5500:

	December 31
	2013	2012
Net assets available for benefits per Form 5500	$2,394,170,174	$1,993,128,316
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,510,076)	(12,516,780)

Net assets available for benefits at per financial statements	$2,387,660,098	$1,980,611,536

Supplemental Schedule

Capital Accumulation Plan of The Chubb Corporation

EIN #13-2595722 – Plan # 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d) **	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
	Stable Value Funds:
	JP Morgan Chase	JPMorgan Chase Bank, NA		$77,127,052
	AIG	American General Life Insurance Co.		54,126,742
	State Street Bank	State Street Bank & Trust Co.		84,208,828
	Monumental Life Insurance Company	Monumental Life Insurance Co.		87,432,589
	Prudential	The Prudential Insurance Co. of America		34,770,057
	Common Stock:
*	The Chubb Corporation	Common Stock		537,012,432
	Mutual Funds:
	Dodge & Cox	Dodge & Cox Balanced		159,186,179
	T. Rowe Price	T. Rowe Price Mid Cap Growth		99,805,626
	Morgan Stanley	MSIF CP FX Inc 1		64,174,008
	Vanguard	Vanguard Value Index Inst.		94,027,493
	Janus	Janus High Yield Bond		55,601,325
	Goldman Sachs	GS Midcap Value Ins.		48,463,381
	Vanguard	Vanguard Small Growth Index Inst.		37,277,196
*	Fidelity Spartan	Spartan 500 Ind. Advan.		177,755,612
*	Fidelity	Fidelity Contrafund K		239,478,675
*	Fidelity	Fidelity Diversified International K		114,834,162
*	Fidelity	Fidelity Fund K		38,544,666
*	Fidelity	Fidelity OTC K		82,015,119
	Royce	Royce Low Priced Stock IS		33,992,320
	Vanguard	Vanguard Target Retirement Income		6,993,580
	Vanguard	Vanguard Target Retirement 2010		4,295,217
	Vanguard	Vanguard Target Retirement 2015		22,604,771
	Vanguard	Vanguard Target Retirement 2020		30,966,634
	Vanguard	Vanguard Target Retirement 2025		28,949,914
	Vanguard	Vanguard Target Retirement 2030		20,699,824
	Vanguard	Vanguard Target Retirement 2035		17,017,968
	Vanguard	Vanguard Target Retirement 2040		9,737,400
	Vanguard	Vanguard Target Retirement 2045		8,810,294
	Vanguard	Vanguard Target Retirement 2050		6,057,181
	Vanguard	Vanguard Target Retirement 2055		1,414,287
	Vanguard	Vanguard Target Retirement 2060		805,835
	Wells Fargo	Wels Fargo Advantage Emerging Markets Fund		28,017,117
	Money Market Funds:
*	Fimm Government Port C1 I	Money Market Fund		47,614,954
*	Interest Bearing Cash	Money Market Fund		4,032,148
*	Fidelity STIF	Money Market Fund		5,038,080
	Participant loans	Interest rates from 4.00% – 9.00%		26,168,177

				$2,389,056,843

*	Party-in-interest to the Plan.
**	Cost not disclosed as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION

By:	/s/ Carolyn L. Kennedy
Carolyn L. Kennedy, Chairperson of the Employee Benefits Committee

Dated: June 27, 2014

EXHIBIT INDEX

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP